PROSPECTUS SUPPLEMENT NO. 2FILED PURSUANT TO RULE 424(B)(3)

(TO PROSPECTUS DATED APRIL 14, 2009)REGISTRATION NO. 333-158283

PACIFIC CONTINENTAL CORPORATION

750,000 SHARES OF COMMON STOCK

This prospectus supplement supplements information contained in that certain prospectus dated April 14, 2009, (as subsequently amended or supplemented, the “Prospectus”) relating to the offer and sale by the selling stockholders identified in the Prospectus of up to 750,000 shares of common stock of Pacific Continental Corporation.

This prospectus supplement includes our press release dated May 20, 2009 regarding the declaration of a dividend of $0.10 per share payable June 15, 2009 to shareholders of record on June 5, 2009.

The information contained in the press release included in this prospectus supplement is dated as of the date of such press release.  This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered by reference to the Prospectus except to the extent that the information in this prospectus supplement updates and supersedes the information contained in the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is May 20, 2009

NEWS RELEASE

FOR MORE INFORMATION CONTACT:                    Maecey Castle
Vice-President
Director of Corporate Communications
541 686-8685
http://www.therightbank.com
E-mail:  banking@therightbank.com

FOR IMMEDIATE RELEASE
PACIFIC CONTINENTAL DECLARES QUARTERLY CASH DIVIDEND

EUGENE, Ore, May 20, 2009 --- Pacific Continental Corporation (NASDAQ: PCBK), the bank holding company for Pacific Continental Bank, today announced that its board of directors declared a quarterly cash dividend payable June 15, 2009 to shareholders of record on June 5, 2009. The $0.10 per share dividend is a continuation of the dividend rate paid during the first quarter 2009 and is unchanged from the pervious year’s dividend rate.

Overall, this is the twenty-fifth year in a row the Company has paid cash dividends. Pacific Continental’s board will continue to review dividend considerations so that cash dividends, when and if declared, will typically be paid in mid-March, June, September and December of each year.

As with all of Pacific Continental’s dividends, the board reviews a broad range of balance sheet and other performance metrics, including recent and prospective operating performance, the level of accumulated retained earnings, payout ratios, loan concentrations as a percentage of capital, and competitive yield assessments.

About Pacific Continental Bank
Pacific Continental Bank, the operating subsidiary of Pacific Continental Corporation, delivers highly personalized services through fourteen banking offices in Oregon and Washington. Pacific Continental, with $1.1 billion in assets, has established one of the most unique and attractive metropolitan branch networks in the Pacific Northwest with offices in three of the region's largest markets including Seattle, Portland, and Eugene. Pacific Continental targets the banking needs of community-based businesses, professional service providers and nonprofit organizations; additionally the bank provides private banking services. Pacific Continental has rewarded its shareholders with consecutive cash dividends for twenty-five years.

Since its founding in 1972 Pacific Continental Bank has been honored with numerous awards from business and community organizations: in February 2009, Oregon Business magazine recognized Pacific Continental as the top ranked financial institution to work for in the publication’s large company category, marking it the ninth consecutive year Pacific Continental has been recognized as one of the Top 100 Companies to Work for In Oregon; in December 2008, for the second consecutive year, The Portland Business Journal recognized Pacific Continental Bank as One of the Ten Most Admired Companies in Oregon; and in June 2008, for the seventh consecutive year, The Seattle Times named Pacific Continental to its  “Northwest 100” ranking of top publicly rated companies in the Pacific Northwest.

Pacific Continental Corporation's shares are listed on the NASDAQ Global Select Market under the symbol "PCBK” and are a component of the Russell 2000 Index. Supplementary information about Pacific Continental can be found online at www.therightbank.com

Forward-Looking Statement Safe Harbor
This release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 ("PSLRA").  Such forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those projected, including but not limited to the following: the high concentration of loans of the company's banking subsidiary in commercial and residential real estate lending; adverse economic trends in the United States and the markets we serve affecting the Bank’s borrower base; a continued decline in the housing and real estate market; a continued increase in unemployment or sustained high levels of unemployment; continued erosion or sustained low levels of consumer confidence; changes in the regulatory environment and increases in associated costs, particularly ongoing compliance expenses and resource allocation needs; vendor quality and efficiency; the company's ability to control risks associated with rapidly changing technology both from an internal perspective as well as for external providers; increased competition among financial institutions; fluctuating interest rate environments; a tightening of available credit, and similar matters. Readers are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date on which they are made and reflect management’s current estimates, projections, expectations and beliefs. Pacific Continental Corporation undertakes no obligation to publicly revise or update the forward-looking statements to reflect events or circumstances that arise after the date of this release. This statement is included for the express purpose of invoking PSLRA's safe harbor provisions.

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